SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

May 29, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated N May 29, 2007 (Notice Concerning Repurchase of Shares (Pursuant to the Provisions of the Articles of Incorporation Established under Article 459, Section 1 of the Corporation Law))

Very truly yours,

M. Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

May 29, 2007

Sumitomo Metal Industries, Ltd.

Notice Concerning Repurchase of Shares (Pursuant to the Provisions of the Articles of Incorporation Established under Article 459, Section 1 of the Corporation Law)

Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") hereby announces that its Board of Directors resolved at a meeting today to repurchase its shares, pursuant to the provisions of Sumitomo Metal's Articles of Incorporation established under Article 459, Section 1 of the Corporation Law.

1. Reason for Repurchase of Shares

   Sumitomo Metals will repurchase its shares in order to facilitate flexible capital management in response to the changing business environment.

2. Details of Repurchase

   (1) Class of shares to be repurchased: Common stock of Sumitomo Metals

   (2) Aggregate number of shares to be repurchased: Up to 110 million shares (2.29% of the total number of shares issued)

   (3) Aggregate repurchase price: Up to 70 billion yen

   (4) Period of repurchase: From May 30, 2007 to December 20, 2007

Reference:

Total number of shares issued and treasury stock as of March 31, 2007:

Total number of shares issued (excluding treasury stock):	4,640,810,300 shares
Number of shares of treasury stock:	165,163,938 shares

END